26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

Feburary 23, 2022

Ta Tanisha Meadows

Doug Jones

Katherine Bagley

Ryan Lichtenfels

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amendment No. 7 to Registration Statement on Form F-1

Filed January 18, 2022

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Ms. Bagley, Mr. Lichtenfels:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 8, 2021 on the Company’s amendment to registration statement on Form F-1 publicly filed on January 18, 2022 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No. 6 to the Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to registration statement on Form F-1 (the “Amendment No. 7 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 7 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 7 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 7 to the Registration Statement.

PARTNERS:  Pierre-Luc Arsenault[3] | Manas Chandrashekar[5] | Lai Yi Chau | Maurice Conway[5] | Justin M. Dolling[5] | David Patrick Eich[1,4,5] | Chui Hao Farn[3] | Yuan Yue Jennifer Feng[5] | Liu Gan[2] | Paul Guan[3] | David G. Harrington[7] | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs[5] | Guang Li3 | Wei Yang Lim[5] | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[7] | Nicholas A. Norris[5] | Paul S. Quinn | Louis A. Rabinowitz[3] | Fergus A. Saurin[5] | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang[3] | Liyong Xing[3] | Jacqueline B.N. Zheng[3,5] | Yu Zheng[3]

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal[5] | Joseph R. Casey[9] | Yuxin Chen[3] | Daniel Dusek[3] | James A. Hill[5] | Ju Huang[3] | Ding Jin[3] | Cori A. Lable[2] | Nicholas Tianchia Liew[5] | Bo Peng[8] | David Zhang[3]

ADMITTED IN:  [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Wisconsin (U.S.A.); [5] England and Wales; [6] Victoria (Australia); [7] New South Wales (Australia); [8] State of Georgia (U.S.A.); [9] State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services

Division of Corporation Finance
Securities and Exchange Commission

February 23, 2022

Amendment No. 6 to Registration Statement on Form F-1

Cover Page

1.

We note your disclosure that “Jianzhi Education Technology Group Company Limited... is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with variable interest entities.” In addition to your current disclosure, please amend your disclosure to clearly state that you are not a Chinese operating company. Please also disclose, if true, that these VIE contracts have not been tested in court. As a related matter, we note your disclosure that “[i]f the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements,” and “Jianzhi Education and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Beijing Sentu and, consequently, significantly affect the financial condition and results of operations of Jianzhi Education.” Please amend your disclosure to acknowledge that Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale. For guidance, see the Sample Comments to China-Based Companies (Modified December 20, 2021), available on our public website.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 7 to the Registration Statement.

2.

Please amend your prospectus cover page to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. For guidance, see Sample Letter to China-Based Companies (Modified December 20, 2021), available on our public website.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 7 to the Registration Statement.

3.

Please amend your prospectus cover page disclose that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 7 to the Registration Statement.

Office of Trade & Services

Division of Corporation Finance
Securities and Exchange Commission

February 23, 2022

Prospectus Summary, page 1

4.

We note your response to comment 3 and your amended disclosure throughout the filing; however, your disclosure is not completely responsive to our comment. Please remove your references to “effective control” from the notes to your financial statements on pages F-14 and F-51.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-51 of the Amendment No. 7 to the Registration Statement.

The VIEs and China Operations, page 3

5.

We note your disclosure that your contractual agreements include: “(i) an exclusive business cooperation agreement, which enables us to receive substantially all of the economic benefits of Beijing Sentu, (ii) powers of attorney and an equity pledge agreement, which provide us with effective control over Beijing Sentu, and (iii) an exclusive option agreement, which provides us with the option to purchase all of the equity interests in Beijing Sentu.” Please amend your disclosure here to describe the material terms of these agreements, and identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4 of the Amendment No. 7 to the Registration Statement.

6.

We note your disclosure that “[i]t is unclear whether we and the VIEs will be subject to the oversight of the CAC and how such oversight may impact us,” and “we believe the approval of the CSRC or other equivalent PRC government authorities is not required in connection with this offering under current PRC laws, regulations and rules.” Please amend your disclosure in this section to discuss the relevant CAC and CSRC regulations that may apply to you and this offering. In your discussion, please address the applicability of new CAC regulations that will go into effect on February 15, that will require internet platform operators holding data of more than 1 million users to undergo a network security review, and the two new draft regulations proposed by the CSRC. Please also disclose the basis for your statement that you do not believe the approval of the CSRC is required for your offering. Finally, describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note your references to risk factors describing these consequences, but you should provide a description of the relevant consequences in your prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 8 and 56 of the Amendment No. 7 to the Registration Statement.

Summary Risk Factors, page 7

7.

Please amend your summary risk factors to briefly address the risks and uncertainties related to the fact that rules and regulations in China can change quickly with little advance notice.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amendment No. 7 to the Registration Statement.

Office of Trade & Services

Division of Corporation Finance
Securities and Exchange Commission

February 23, 2022

Risk Factors

“The Holding Foreign Companies Accountable Act…”, page 51

8.

We note your response to comment 6 and your amended disclosure on pages 51-52, including your reference to “the local accounting firm that our auditor cooperate with in mainland China.” Please amend your disclosure to clarify the effect, if any, of the HFCAA on your auditor’s ability to cooperate with the local accounting firm, and whether this cooperation with a local partner has any potential effect on the ability of your auditor to be inspected by the PCAOB.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Amendment No. 7 to the Registration Statement.

Compensation of Directors and Executive Officers, page 144

9.

Please update your compensation disclosure to reflect compensation for your most recently completed fiscal year. See Item 6.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amendment No. 7 to the Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP